DIEMLIFE®

a wellness technology company that helps organizations streamline workflows across events, fundraisers, and wellness initiatives -- all on one platform.

Problem

Our platform supports the smallest or grandest of ambitions - in health and wellness, **the world's fastest growing industry.**

- There is no platform that enables organizations to effectively manage the wellness of their communities.
- There is a huge demand for this.
- Facebook, Twitter, Eventbrite, Instagram - none of these cut it.

Organizations use our platform to manage Quests®

Quests are very flexible and can track any goal, from the big picture to the smallest of details.

FUNDRAISING

EVENT TICKETING

COMMUNITY MANAGEMENT

Organizations are paying us

We have four universities paying us for annual subscriptions, and a growing number of use cases from non profits and individuals.

Syracuse University

Green Mountain Higher Education Consortium

OSWEGO
STATE UNIVERSITY OF NEW YORK

CLAREMONT
LINCOLN
UNIVERSITY

DIEMlife

Our Community-as-a-Service (CaaS™) Quest builder **addresses the world's largest liability:** reduced physical, mental, and social well-being.



DIEMLIFE
I'm looking for Anything in Anywhere !
Featured Quests
Small Actions = Big Impact
Good Vibes
START YOUR DIEMLIFE
DIEMlife Quests
START
YOUR DREAMS ARE WELCOME HERE.
1589 MEMBERS
GALLERY

Use Case: Crisis Relief

Organizations and individuals use our fundraising and event ticketing features to connect their resources and raise money.

In 30 days, DIEMlife helped raise over $100k for Covid-19 specific causes.

Revenue sources:
platform fees
event registration fees

Key features:
team fundraising, event ticketing, reporting, newsfeed, messaging

Quest links: diem.life/covidnyc, diem.life/covidcuse




THA
YOU
MAX 22.04.2020

Use Case: Business Improvement District

City organizations use our community building features to unify their members and support local businesses.

In less than 24 hours, Think Local Little Falls launched and exceeded their fundraising goal to support their community members.

Revenue sources:
startup subscription
platform fees

Key features:
fundraising, progress tracking,
newsfeed, gallery

Quest links: diem.life/lfessentials


LITTLE FALLS ESSENTIALS
#LFESSENTIALS
SUPPORT THOSE WHO SUPPORT US
A campaign of thanks
CITY OF LITTLE FALLS
MAIN STREET FIRST
THINK LOCAL LITTLE FALLS

Use Case: Wellness Initiative

Universities and colleges use our Quest building features to create and launch public health campaigns.

After a successful pilot launch, Syracuse University will take their Monday Mile Quest nationwide this year.

Revenue sources:
pro subscription
event registration fees
platform fees

Key features:
prompts, notifications, messaging, progress tracking, leaderboards, gallery

Quest links: diem.life/mondaymile

Diverse revenue streams driven by SaaS fees

$300k
Platform transaction volume past 12 months

$100k
Platform transaction volume March + April

$4,500
Average ARR per enterprise customer

We are focused on growing our annual recurring platform subscriptions from organizations.

$371 Billion digital health market opportunity by 2025

GROWING AT A BLISTERING
28.5% CAGR (2020-2025)*



$400B
$200B
$0
2020
2020
2021
2024
2025

*Projections not guaranteed, Research based on Global Market Insights Digital Health Market Share Trends 2020-2026 Growth Report

Future Growth

We are looking for 12 months of financing to onboard 50 organizations and break even.

$1.2M

12 month net revenue

Monthly recurring

50+

Platform Subscriptions

Avg $1,500 / month

$1M

Seed Round

Investment opportunity

Milestones

- Onboarded five enterprise customers
- Strategic partnership with Syracuse University
- Proved business model
- Launched robust web platform and mobile apps
- Registered trademarks: QUEST® and DIEMLIFE®

Next Steps

- STRENGTHEN BRAND AWARENESS
- ONBOARD 15 ENTERPRISE CUSTOMERS
- HIRE ENTERPRISE SALES LEADER
- ONBOARD 15 ENTERPRISE CUSTOMERS
- LAUNCH FIVE NATIONAL CAMPAIGNS
- ONBOARD 15 ENTERPRISE CUSTOMERS
- ACHIEVE PROFITABILITY

2021 **Q1** | 2021 **Q2** | 2021 **Q3** | 2021 **Q4**

*Projections not guaranteed

Use of Funds


Admin & Ops
20%
Product Dev
30%
Sales
25%
Partnerships
25%

Team



TIMOTHY MIDGLEY

CO-FOUNDER & CEO

20 years of tech startup and corporate experience. Previously at JACT Media, AMEX, AXA.

Ultra endurance enthusiast- has completed some of the world's toughest races.



YOO-SUN PARK

CO-FOUNDER & CLO

Juilliard trained performer

Coach experienced in fitness and personal development

"Elevating the Alum" creator and event producer.



DAVID TUTTLE

VP OF ENGINEERING

Passionate software developer for both end-user applications and internet scale backend systems.

B.A., computer science from Harvard University.

85 East 10th St Ste. M
New York, NY 10003

Timothy Midgley
CEO
timothy@diemlife.com